

Mail Stop 4720   April 26, 2017

<u>Via E-mail</u>
Rajinder P. Singh
President and Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

> **Re: BankUnited, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-35039**

Dear Mr. Singh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Item 8. Financial Statements and Supplementary Data, page F-1</u>

<u>Note 16. Fair Value Measurements, page F-62</u>

1.   You recognized losses of $25.6 million from non-recurring changes in the fair value of impaired loans. Please revise future filings to provide a description of the valuation technique and inputs used in the fair value measurement, including quantitative information about the significant unobservable inputs. Refer to ASC 820-10-50-2-bbb.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services